

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2016

Mail Stop 4720

<u>Via E-mail</u>
Mr. Steffen Parratt
Chief Financial Officer
KCG Holdings, Inc.
300 Vesey Street
New York, NY 10282

>   **Re: KCG Holdings, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 29, 2016**
>   **File No. 000-54991**

Dear Mr. Parratt:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Note 12. Goodwill and Intangible Assets, page 94</u>

1. We note that your goodwill impairment assessment in the fourth quarter of 2015 resulted in a conclusion that that there was an impairment relating to the Global Execution Services segment's goodwill. We also note that remaining goodwill is attributed to the Market Making segment, which was not impaired. Given the various challenges that you currently face as disclosed in your filings and discussed on earnings calls, including a difficult market environment, increasing competition, inconsistent performance, market capitalization fluctuations that fall below shareholder's equity, and distorted trading patterns that have sometimes reduced the effectiveness of your trading models, please tell us and revise future filings to disclose the percentage or amount by which the estimated fair value of the Market Making reporting unit exceeds its estimated net book value as of the date of the most recent goodwill test. Please ensure that your disclosures also include a description of potential

events and / or changes in circumstances that would negatively affect your fair value assessment and / or key assumptions.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Cara Lubit at 202-551-5909 or me at 202-551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services